UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
   This amendment is filed to extend the Offering Deadline to April 30, 2023, and to update the Conversion, Capitalization, Debt, Previous Offerings of Securities, Cash and Cash Equivalents and Transactions with Related Persons and Conflicts of Interest sections in this Form C. Additionally, the Nominee Rider and Waiver in the Crowd SAFE was updated to reflect Emily Pollack as President of Republic Investment Services LLC.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Airspace Experience Technologies, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

July 2, 2018

Physical Address of Issuer:

11499 Conner Street, Detroit, MI 48213

Website of Issuer:

https://www.iflyasx.com

Is there a Co-Issuer? ___ ***Yes*** _X_ ***No***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$618,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

6

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,045,879	$1,441,226
Cash & Cash Equivalents	$553,621	$130,369
Accounts Receivable	$11,400	$0
Current Liabilities	$123,597	$3,080
Long-Term Liabilities	$2,089,122	$186,038
Revenues/Sales	$0	$0
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,418,948)	$(308,314)

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Airspace Experience Technologies, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $618,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**"). The Minimum Individual Subscription Amount is $250 and the Maximum Individual Subscription Amount is $100,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $3,600,000 by offering to sell up to $3,600,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). If the Concurrent Offering is held pursuant to Rule 506(b) of Regulation D, no investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/airspace-experience-technologies (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $80,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Company's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $80,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Many of the Company's contracts are understood to be contingent upon the successful development and proof of concept of the Company's products.

The Company's products, specifically its urban air mobility transports, are still in development and the Company's business depends almost entirely on its successful development and commercialization. The Company will require additional development, testing, and regulatory approval before it is able to commercialize its products effectively. This process may take several years and may require the expenditure of substantial resources beyond the proceeds raised in this Offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that its products be successfully developed or commercialized.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's success is dependent on consumer adoption of urban air mobility transportation, a relatively unproven market.

The Company may incur substantial operating costs, particular in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for urban air mobility transportation is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of air taxis will occur in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the Company is subject to the oversight of the Federal Aviation Administration which requires all commercial aircraft to be certified for passenger and cargo transportation. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, including those of the Federal Aviation Administration. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of the product from the market. Any recall could result in significant costs as well as negative publicity that reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C/A, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Airspace Experience Technologies, Inc. (the "Company" or "ASX") is an electric vertical take-off and landing ("eVTOL") aircraft developer and manufacturer. The Company's business was originally developed by Detroit Aircraft LLC. The Company was formed in Delaware on July 2, 2018. On July 1, 2019, Detroit Aircraft LLC sold its assets to the Company for the assumption of the liabilities of the business and the issuance of Common Stock of the Company. The Company is headquartered and qualified to conduct business in Michigan.

Business Plan

The Company has developed a State-of-the-Art eVTOL aircraft called the SIGMA-6, which uses electric power to hover, take off, and land vertically. The Company plans to democratize air mobility for the mass traveling public leveraging a multimodal system of mobility which is operationally emission free.

The Company plans to significantly expand its business by increasing business development and investing in technology and product development. The capital we raise here will empower us to expand our product testing and development and procure additional tools, controllers, motors, rotors, and batteries as we continue to aggressively grow and expand our business. The Company aims to start the Federal Aviation Administration certification process this year and deliver eVTOL aircrafts to the Department of Defense by 2025. The Company currently anticipates offering cargo deliveries by 2026 and first passenger transportation by 2027.

The Company's Products and/or Services

Product / Service	Description	Current Market
SIGMA-6	The sixth iteration of ASX's revolutionary aircraft. SIGMA-6 has been honed to create an optimal lean design with few moving mechanical parts for maximum reliability. Its flexible, scalable design allows the flight module to be employed in virtually any lift-and-deliver scenario.	Defense and national security operators, logistics companies, and passenger transportation providers.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors who have significant capital.

There are dozens of manufacturers attempting to bring eVTOL aircrafts to market with a significant portion focused on passenger mobility. Key competitors in the space include Joby, Archer, Beta, Lilium and Eve.

Customer Base

The Company's current intended customer base are defense and national security operators, logistics companies and passenger transportation providers. The Company has a letter of intent from the Department of the Navy and a memorandum of understanding from ICAT Logistics, a cargo logistics company, to lease it 50 aircraft to move priority freight. The Company has also signed an agreement with MyFlight Tours to lease 25 aircraft for passenger transportation.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
10,752,351*	"TRI-ROTOR UNMANNED AIR VEHICLE"	Patent	November 17, 2017	August 25, 2020	USA
PCT/US20/32107*	"ELECTRICALLY POWERED VTOL AIRCRAFT FOR PROVIDING TRANSPORTATION"	Patent	May 8, 2020	Pending	USA
17/520,929	"ELECTRICALLY POWERED VTOL AIRCRAFT FOR PROVIDING TRANSPORTATION"	Patent	November 8, 2021	Pending	USA
63/141941	"AIRCRAFT INCLUDING A PLURALITY OF NOVEL ELEMENTS AND A METHOD OF ASSEMBLING AND FORMING THE SAME"	Patent	January 26, 2021	Pending	USA
17/300,309	"SYSTEM AND METHOD FOR THE COOPERATIVE OPERATION OF AERIAL AND TERRESTRIAL VEHICLES"	Patent	June 2, 2021	Pending	USA
63/319,924	"ASX POWERTRAIN STATUS CONTROL ALGORITHM"	Provisional Patent**	March 15, 2022	Pending	USA
29850913	"Multi-Purpose Configurable Passenger Container"	Design Provisional Patent**	August 24, 2022	Pending	USA
29850929	"Multi-Purpose Configurable Cargo Container"	Design Provisional Patent**	August 24, 2022	Pending	USA
29851256	"Quick Connect and Disconnect Mechanism"	Design Provisional Patent**	August 26, 2022	Pending	USA
29851337	"eVTOL Aircraft Design"	Design Provisional Patent**	August 26, 2022	Pending	USA
63403930	"Unmanned Electric Vehicle for Transporting A Container"	Provisional Patent**	September 6, 2022	Pending	USA

97579304	"Transforming Mobility"	Standard Character Mark	September 6, 2022	Pending	USA
90786228	"Swing"	Standard Character Mark	June 21, 2021	Pending	USA

*This patent is in the name of Detroit Aircraft Corporation and the Company's CEO and Founder, Jon Rimanelli, is the inventor. The Company is in the process of having this patent assigned to it.

**Provisional and/or design patents are not published and provide the applicant a one-year period to institute a formal patent or design patent filing.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. In particular, the Company is under the oversight of the Federal Aviation Administration which requires all commercial aircraft to be certified for passenger and cargo transportation.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$37,080
Technology & Product Development (1)	40%	$10,000	40%	$247,200
Sales and Marketing	5%	$1,250	2%	$12,360
Infrastructure	4%	$1,000	8%	$49,440
General Working Capital (2)	45%	$11,250	44%	$271,920
Total	**100%**	**$25,000**	**100%**	**$618,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development. We intend to hire at least one product manager and two full stack engineers.

(2) These proceeds will be used for direct costs of production for the products developed and distributed by the Company, salaries of additional management level personnel, professional costs and fees for intellectual property protection measures and increased administrative costs related to the Company's anticipated growth.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jon Rimanelli	CEO, Co-Founder and Chairman	CEO and Co-Founder of Airspace Experience Technologies, Inc., 2018 – Present Responsible for strategy and general CEO responsibilities.	Albion College, B.A, Economics and Management, 1996
Tim Paolini	Chief Commercial Officer	Chief Commercial Officer, Airspace Experience Technologies, Inc., 2021 – Present Responsible for raising capital and developing new business with US DoD and commercial users. Google (through acquisition of Neverware in 2020), Head of Global Sales for ChromeOS Flex Division, 2019 – 2021 Responsible for global sales, frontier markets and government engagement for this division	New York University, MBA, 2019 US Naval Academy, B.S., Economics, 2006
Gregg Peterson	Chief Engineer	Chief Engineer, Airspace Experience Technologies, Inc., 2020 - Present Responsible for product development and systems engineering Chief Engineer at Prefix Engineering, 2019 - 2020 Responsible for leading an engineering team to design an all new medium duty, composite body electric delivery van	General Motors Institute B.S/ME, 1973

Biographical Information

Jon Rimanelli: Jon is the CEO, Co-Founder and Director of the Company. He is an electronics and aerospace entrepreneur with over three decades of experience designing and building complex electronics and robotics in prototype and production quantities. Jon is an instrument rated seaplane pilot with over 1,000 hours of flight time in a variety of aircraft. His passion for sharing flight led him to establish the Company. Prior to founding the Company, in 2011, Jon founded Detroit Aircraft Corp, and ultimately teamed with Lockheed Martin in 2013 to manufacture and distribute over 55 small electric VTOL aircraft (eVTOL) for military, civil and commercial customers worldwide. Detroit Aircraft has represented several public safety agencies to integrate Unmanned Aircraft Systems in the National airspace system. In 2018, Jon founded the Company to commercialize large scale eVTOL aircraft ultimately earning a term sheet with Uber Technologies. The Company worked with Uber Technologies to conceptually design an eVTOL to move 4-5 passengers, up to 65 miles at cruise speeds of 150 mph for the price of an UberX ride. After 6 iterations, Jon and his team began flight testing the Sigma-6 aircraft in the Summer of 2022, an all-new transportation system designed and built in Detroit. Prior to starting his aviation career, Jon founded Nextronix, a contract electronics design and manufacturing company. Jon spent over 20 years prototyping and mass-producing high reliability components for various automotive, aerospace and communications companies in North America, Europe and Asia. Jon's team at Nextronix developed and tested the first Intelligent Transportation System (C-ITS) Antenna in partnership with Motorola. This technology now represents core intellectual property for the digital airborne traffic management system being employed by the Company. Jon is also the founder of Detroit Air Racing, which partnered with Red Bull Austria and facilitated the 2008 Detroit Red Bull Air Race World Series. The races were said to be the most successful ever for such an event, drawing over 750,000 spectators and resulting in over $100 million in economic impact between Detroit and Windsor Ontario.

Tim Paolini: Tim is the Chief Commercial Officer of the Company. After graduating from the US Naval Academy, Tim joined the Marine Corps as a CH-53E helicopter pilot and has deployed multiple times throughout Asia Pacific, as well as a deployment to Afghanistan. Tim also served as the aviation liaison and a mission commander at VMU-1, the Marine Corps unmanned aerial vehicle squadron. His unit would be the first to deploy the Marines K-MAX unmanned helicopter logistics platform and this is where Tim fell in love with the idea of unmanned aerial logistics. Upon leaving the Marines as a Captain in 2015, Tim spent time with multiple startups and ultimately founded his own micro-VC firm with a focus on defense-related startups. He was introduced to Company personnel in early 2017 and it instantly resonated with him and his background. Tim's firm was the first outside institutional money to invest in the Company and he has participated in every round since. Tim has continued to spend time at startups and was also picked up by Google as their APAC lead for one of their product lines. He was also given the responsibility to open up new markets for Google, which saw him engaged with heads of state and various ministry-level personnel. While Tim was involved with the Company and its predecessor since 2017, he officially joined as Chief Commercial Officer in early 2021 and has established ties with the Pentagon and Department of the Navy, and has recently positioned the Company to participate in the U.S. Air Force's Agility Prime initiative.

Gregg Peterson: Gregg is the Chief Engineer for the Company. Gregg previously worked for General Motors, Lotus and DaimlerChrysler Street and Racing Technology and spent 15 years at Pontiac Engineering in a variety of roles, including chassis development, powertrain, engine cooling, HVAC and aero-thermal systems. He managed the aero-thermal systems engineering for all new Pontiac and Chevrolet vehicles as part of CPC Advanced Vehicle Engineering and also served as the Director of Engineering for a variety of new (Phase 0) GM programs. Upon departing General Motors, Gregg worked at a variety of start-ups and then joined Lotus Engineering and managed their Lightweight Vehicle Architecture group. Gregg led a peer reviewed lightweight vehicle study that demonstrated that a lightweight, fuel efficient car could be cost competitive while meeting or exceeding U.S. crash standards. This study was used to help develop the 2025 U.S. fuel economy standards. Gregg led the interior engineering for the ICON A5 amphibious LSA (light sport aircraft) working with the ICON styling team. While at Lotus, Gregg wrote and presented over 50 technical papers on lightweight design for vehicles and interiors and served as the Chairperson for numerous international engineering conferences related to lightweight design and manufacturing as well as electrified transportation. He has been involved in electrified transportation for over three decades and recently led the engineering for a medium duty, composite bodied, electric van for the U.S. Postal Service that was designed and built in 6 months. Gregg's background in aircraft design, lightweight materials, joining technologies, thermal systems, electrified powertrains, suspension design and decades of hands-on manufacturing and assembly experience in high run rate, complex vehicles has been applied to the Company's eVTOL to make it a cost effective, easily assembled, lightweight and robust design.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 14,076,067 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 4,076,067 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Additionally, the Company has established the 2019 Incentive Stock Option Plan for which 1,657,607 shares are authorized for issuance thereunder. As of the date of this Form C/A, 8,292,663 shares of Common Stock and 1,061,943 shares of Preferred Stock, in the form of Series Seed Preferred Stock ("**Series Seed Preferred Stock**") are issued and outstanding. Additionally, the Company has 850,000 options to purchase Common Stock issued and outstanding and an additional 607,337 options available for issuance under the 2019 Incentive Stock Option Plan.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,292,663
Par Value Per Share	$0.0001
Voting Rights	1 vote per share; Right to Elect Two (2) Directors to the Board of Directors
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	78.25%

Type	Series Seed Preferred Stock
Amount Outstanding	1,061,943
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $2.50 per share; (b) Right to receive dividends pari passu with the Common Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price, as may be adjusted, without the payment of additional consideration; (e) Mandatory conversion into Common Stock if there is a public offering pursuant to an effective registration statement under the Securities Act of 1933; (f) Protective provisions so long as at least 25% of the shares of Series Seed Preferred Stock are outstanding; (g) So long as 25% of the Series Seed Preferred Stock is outstanding, the Common Stock shall have a right to elect two (2) directors to the Board and the Series Seed Preferred Stock and Common Stock holders shall elect by the affirmative vote of the majority of the Series Seed Preferred Stock and Common Stock, voting together, one independent director to the Board and any additional directors; and (h) If the Company issues securities in its next equity financing that offers investors (i) additional rights, preferences or privileges or (ii) contractual terms, that are more favorable than the terms of the Series Seed Preferred Stock, than such rights shall be provided to the Series Seed Preferred Stock holders, subject to their execution of any documents, including, if applicable, investor rights, co-sale, voting and other agreements executed by such investors in the subsequent offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.02%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	850,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.02%

Type of security	Convertible Notes
Principal Amount Outstanding	$2,411,250
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $62,500,000; Discount: 20%
Interest Rate	5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.71%

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Equipment Leasing Agreements
Amount Outstanding	$57,051
Interest Rate and Amortization Schedule	9% Monthly payments of $2,510
Description of Collateral	Secured by Equipment plus Personal Guarantee
Maturity Date	November 25, 2024

Type	Promissory Note to Seller Entity owned by CEO
Amount Outstanding	$37,449
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Loan from Company CEO
Amount Outstanding	$58,616
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Line of Credit from Company CEO*
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	3%
Description of Collateral	Unsecured
Maturity Date	Payable upon Receipt of New Investment by the Company

*Pursuant to a Line of Credit Agreement entered into between the Company and Jon Rimanelli, the Company's CEO and Co-Founder, the Company may borrow up to $250,000.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jon Rimanelli	7,842,393 shares of Common Stock 78,476 shares of Series Seed Preferred Stock	84.67%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 28, 2023, the Company had an aggregate of approximately $125,000 in cash and cash equivalents, leaving the Company with approximately five (5) months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company intends to procure additional tools, controllers, motors, rotors, and batteries to expand our testing and development.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

This amendment is filed to extend the Offering Deadline to April 30, 2023 and to update the Conversion, Capitalization, Debt, Previous Offerings of Securities, Cash and Cash Equivalents and Transactions with Related Persons and Conflicts of Interest sections in this Form C. Additionally, the Nominee Rider and Waiver in the Crowd SAFE was updated to reflect Emily Pollack as President of Republic Investment Services LLC.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$2,411,250	38	Research & Development and General Working Capital	Various dates between May 13, 2021 and February 2, 2023	Reg. D Rule 506(b)
Option to Purchase Common Stock	$0	1,110,000*	N/A	October 22, 2021; April 14, 2022; July 14, 2022; November 30, 2022; December 14, 2022	Rule 701

*59,730 options were subsequently forfeited and 200,270 options were subsequently exercised.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) During 2019, Jon Rimanelli, the CEO and Co-Founder of the Company, paid for various operating expenses of the Company through loan advances. The aggregate amount of these advances as of December 31, 2021 was $58,616. Such loan advances do not carry an interest rate and do not have a maturity date. The balance as of November 30, 2022 was $58,616.

(b) As part of an asset purchase agreement in 2019 between Detroit Aircraft and the Company, the Company assumed the debt of Detroit Aircraft LLC, owned by Jon Rimanelli, the CEO and Co-Founder of the Company. The aggregate amount of the assumed debt as of December 31, 2021 was $37,449. Such debt does not carry an interest rate and does not have a maturity date. The balance as of November 30, 2022 was $37,449.

(c) On November 17, 2022, the Company entered into a Line of Credit Agreement with Jon Rimanelli, the CEO and Co-Founder of the Company, which provides the Company up to $250,000 in funding. The Line of Credit Agreement provides for an interest rate of three percent (3%) and is repayable upon the Company receiving additional new investment. The current outstanding amount is $100,000.

See the Section titled "Outstanding Debt" for additional information.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://iflyasx.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

/s/Jon Rimanelli
_____
(Signature)

Jon Rimanelli
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jon Rimanelli
_____
(Signature)

Jon Rimanelli
_____
(Name)

Director
_____
(Title)

March 13, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Airspace Experience Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Airspace Experience Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 21, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	553,621	130,369
Accounts Receivable	11,400	-
Prepaid Expense	2,225	1,381
Inventory	126,462	126,462
Total Current Assets	693,708	258,211
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	516,875	216,373
Intangible Assets: Trademark, net of Accumulated Depreciation	752,446	883,792
Goodwill	82,850	82,850
Total Non-Current Assets	1,352,171	1,183,015
TOTAL ASSETS	2,045,879	1,441,226
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	61,951	3,080
Accrued Interest	46,935	-
Short Term Notes	14,710	-
Total Current Liabilities	123,597	3,080
Long-term Liabilities		
Deferred Compensation	76,000	84,000
Convertible Notes	1,840,000	-
Notes Payable	77,057	1,406
Notes Payable - Related Party	96,065	100,632
Total Long-Term Liabilities	2,089,122	186,038
TOTAL LIABILITIES	2,212,718	189,117
EQUITY		
Common Stock	809	809
Preferred Stock	106	106
Additional Paid in Capital	1,806,632	1,806,632
Accumulated Deficit	(1,974,386)	(555,438)
Total Equity	(166,839)	1,252,109
TOTAL LIABILITIES AND EQUITY	2,045,879	1,441,226

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	47,086	1,521
General and Administrative	645,434	140,782
Research and Development	502,527	-
Rent and Lease	28,972	20,057
Depreciation	29,395	26,685
Amortization	116,859	116,859
Total Operating Expenses	1,370,272	305,903
Operating Income (loss)	(1,370,272)	(305,903)
Other Income		
Interest Income	54	28
Total Other Income	54	28
Other Expense		
Interest Expense	48,730	2,439
Total Other Expense	48,730	2,439
Provision for Income Tax	-	-
Net Income (loss)	(1,418,948)	(308,314)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(1,418,948)	(308,314)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	29,395	26,685
Amortization	116,859	116,859
Accounts Payable	58,872	(13,230)
Deferred Revenue	(8,000)	84,000
Accrued Interest	46,935	-
Accounts Receivable	(11,400)	-
Prepaid Expenses	(845)	(1,381)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	231,816	212,932
Net Cash provided by (used in) Operating Activities	(1,187,132)	(95,382)
INVESTING ACTIVITIES		
Computers & Office Equipment	(8,943)	(1,097)
Leasehold Improvements	(99,524)	-
Machinery & Equipment	(179,565)	(60,877)
Software	(27,378)	(1,111)
Research and Development	-	(168,856)
Net Cash provided by (used by) Investing Activities	(315,410)	(231,940)
FINANCING ACTIVITIES		
Convertible Notes	1,840,000	-
Notes Payable	90,361	(7,186)
Notes Payables - Related Party	(4,567)	(11,718)
Net Cash provided by (used in) Financing Activities	1,925,795	(18,904)
Cash at the beginning of period	130,369	476,595
Net Cash increase (decrease) for period	423,253	(346,226)
Cash at end of period	553,621	130,369

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	8,092,393	809	1,061,943	106	1,806,632	(247,124)	1,560,423
Net Income (Loss)	-	-	-	-	-	(308,314)	(308,314)
Ending Balance 12/31/2020	8,092,393	809	1,061,943	106	1,806,632	(555,438)	1,252,109
Net Income (Loss)	-	-	-	-	-	(1,418,948)	(1,418,948)
Ending Balance 12/31/2021	8,092,393	809	1,061,943	106	1,806,632	(1,974,386)	(166,839)

Airspace Experience Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Airspace Experience Technologies, Inc. ("the Company") was formed in Delaware on July 2nd, 2018. The Company has developed a State-of-the-Art electric vertical take-off and landing (eVTOL) aircraft called the SIGMA 6, which uses electric power to hover, take off, and land vertically. The Company plans to democratize air mobility for the mass traveling public leveraging a multimodal system of mobility which is operationally emission free.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computers and Office Equipment	3	47,166	39,132	-	8,034
Leasehold Improvements	15	99,524	2,687	-	96,837
Machinery and Equipment	20	505,441	93,437	-	412,004
Grand Total	**-**	**652,131**	**135,256**	**-**	**516,875**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Research and Development	5-15	1,136,308	411,263	-	725,045
Software	3	69,267	41,866	-	27,401
Goodwill	-	82,850	-	-	82,850
Grand Total	**-**	**1,288,425**	**453,129**	**-**	**835,296**

Goodwill

The Company had a Goodwill balance of $82,850 as of December 31st, 2021, as a result of the Company acquiring all the assets and assuming all liabilities of Detroit Aircraft Corp. The Company determined that there was no Goodwill impairment necessary as of December 31st, 2021.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $126,462 as of December 31st, 2021. The amount primarily consists of carbon fiber, adhesives, nuts, bolts, screws, aluminum stock and other materials to fabricate and assemble their aircraft.

Deferred Compensation

The Company had a deferred compensation balance of $76,000 as of December 31st, 2021. The Company expects to pay out the compensation little by little over time.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price
Total options outstanding, January 1, 2020	-	$	-
Granted	-	$	-
Exercised	-	$	-
Expired/cancelled	-	$	-
Total options outstanding, December 31, 2020	-	$	-
Granted	100,000	$	2.5
Exercised	-	$	-
Expired/cancelled	-	$	-
Total options outstanding, December 31, 2021	100,000	$	2.5
Options exercisable, December 31, 2021	25,000	$	2.5

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020			
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2020	-	$	-
Granted	100,000	$	-
Vested	25,000	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2021	75,000	$	-

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and the city of Detroit. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company loaned a shareholder $19,000 in 2019. The amount did not accrue interest and was due on demand. The shareholder paid off the loan in full as of December 31st, 2021.

Beginning in 2019, a related party paid for various operating expenses. The amounts do not accrue interest and are due on demand. The totals amounts were $63,183 as of December 31st, 2020, and $58,616 as of December 31st, 2021.

As part of an asset purchase agreement, the Company assumed the debt of a related party. The amounts do not accrue interest and are due on demand. The balance of the loan was $37,449 as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The notes accrue interest at a rate of 5%. The notes have been issued on a rolling basis pursuant to a Convertible Note Purchase Agreement dated May 10, 2021, and the notes have a maturity date of May 10, 2024. The notes are convertible into shares of the Company's common stock or preferred stock depending on the type of conversion event that occurs prior to maturity. Conversion will occur subject to a 20% discount or a valuation cap of $125,000,000. Total principal amount outstanding as of December 31, 2021, was $1,840,000 plus accrued interest of $46,935. See Note 7 – Subsequent Events disclosure for details of amendment occurring after December 31st, 2021.

The Company entered into various Equipment Financing and Security Agreements throughout 2021. Two of the loans totaling $22,140 were short term loans due in 2022. The loans did not accrue interest. The balance of the note payable were $14,710 as of December 31st, 2021. The Company also entered into a long term Equipment Financing and Security Agreement totaling $78,977. The loan did not accrue interest. The balance of the note payable was $77,057 as of December 31st, 2021.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	$110,775
2023	-
2024	$1,917,057
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 14,076,067 of common shares with a par value of $0.0001 per share. 8,092,393 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 4,076,067 of preferred shares with a par value of $0.0001 per share. 1,061,943 shares were issued and outstanding as of 2021.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2021, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 21, 2022, the date these financial statements were available to be issued.

The convertible notes were amended to reduce the valuation cap from $125,000,000 to $62,500,000.

During 2022, the Company issued convertible notes totaling $541,250 under the same terms as the convertible notes listed in the Section 5 – Debt disclosure as of 12/31/21 and including the amended valuation cap listed above.

During 2022, the Company awarded stock option grants to employees and contractors for a total amount of 710,000 common shares. The options are Non-Qualified Stock Options and have a strike price of $0.37.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

AIRSPACE EXPERIENCE TECHNOLOGIES, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Airspace Experience Technologies, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $80,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer (**"KYC"**) and anti-money laundering (**"AML"**) policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Detroit, Michigan. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AIRSPACE EXPERIENCE TECHNOLOGIES, INC.

By:
Name: Jon Rimanelli
Title: Chief Executive Officer
Address: 11499 Conner Street, Detroit, MI 48213
Email: JR@ASX.US

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by AIRSPACE EXPERIENCE TECHNOLOGIES, INC. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Airspace Experience Technologies, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

NOMINEE:

Republic Investment Services LLC

By:

By:

Name:

Name: Emily Pollack, President

Date:

Date:

COMPANY:

Airspace Experience Technologies, Inc.

By:

Name: Jon Rimanelli, CEO

Date:

EXHIBIT C

Video Transcript

Mission Video Transcript:

Just last year some 1.9 billion gallons of fuel have been consumed merely sitting in traffic. And not only are we wasting fuel, but we are emitting some 40 billion pounds of carbon into the national airspace system. This is an all-new industry and we all have the same vision to make transportation more efficient, less congestion basically less hydrocarbons. We are using high run rate automotive manufacturing techniques so we can design our aircraft with the flexibility in mind so it could be adopted for a wider market.

When I started at Ford, it was the mid-80s. There were people there that were there from the 60s and if you look at their illustrations, the cars started looking like rockets. They were getting ready. What we are doing is developing an all-new system of mobility. Over the last 24 months my team and I have built not only an electric VTOL aircraft but an autonomous ground vehicle that picks and places a new payload container into an aircraft with a fresh set of batteries so that it continuously does missions between cities, airports and suburbs. ASX is not just trying to be an aviation company. We're looking at really revolutionizing the Aerospace industry. I mean when you talk about traveling, our option hopes to be easier, simpler and more cost effective for the general population. The world is changing, and we can better address problems that haven't been dealt with for too long. Everyone wants to have the most advanced phone, the most advanced car. All this is going to be the most advanced way of transportation. That is what this is, this is the next step into the future.

Second video on campaign page does not have any dialogue.

EXHIBIT D

Testing the Waters Communications

 **Republic**

Company Name	Airspace Experience Technologies (ASX)
Logo	
Headline	Next-gen urban transport | Electric Vertical-Takeoff and Landing Aircraft

Slides





Tags   B2B, Crowd SAFE, Coming Soon, $1M+ raised, Companies, Aviation

Summary
- ASX Sigma-Six: World's first advanced air utility vehicle
- Modular design: Swappable payload \| Reduced downtime \| Uses helipads

- Collapses for easy shipment & storage
- Air Mobility as a Service, with 100 revenue-generating aircraft by 2025
- Established 2017, based at Detroit International Airport

Problem



**Traffic is taking
over our lives**

**Annually, US drivers waste $300 billion in fuel
and productivity due to gridlock traffic
while polluting our environment**

ASX's approach of modular air mobility aims to provide an efficient and sustainable solution.


$1400
Productivity in dollars lost
per driver year due to traffic


1.9 Billion
Gallons of fuel wasted per year
due to traffic (equal to $7.6
Billion at today's fuel cost)


97 Hours
Avg. time urban commuters
sit in traffic per year



Solution

ASX is poised to revolutionize urban transport

by elevating cargo & commuters to the sky.

—
**e-VTOL:
Electric Vertical-Takeoff and Landing Aircraft**
—



Quiet - Connected - Cost Effective

ASX designs and manufactures Electric Vertical Takeoff and Landing (eVTOL) aircraft systems to connect cities, airports and suburbs that are clean, quiet and connected.

- Established 2017 (Detroit Aircraft Corporation Spin Out)
- Based at Detroit's Coleman A. Young International Airport



Product

**The world's first
advanced air utility vehicle**





1,200 Horspower	6,680 ft. lb. of Torque	6,000 lb. MTOW
Low Noise (59 db TO, 20 db cruise)	0-150 MPH < 8 sec	250+ MPH Max Speed
Flexible Payload System	Pilot Optional	3.8 Gs Lateral Force	341 cubic ft



Unrivaled Modular Design

- Proprietary swappable payload
- Container w/ fresh battery
- Reduced downtime between flights
- Passengers can safely board/exit far away from the aircraft
- Can easily land on existing helicopter pads



Cargo

Defense   Emergency Response   Passenger



Transportability

- Designed to collapse for easy shipment to destination
- Partially fold for shipboard operations to minimize footprint
- Fully collapse for longer-term storage purposes

VEHICLE GROUNDED



35.5'

36.5'   12.9'

FULLY COLLAPSED

TELESCOPIC CHASSIS

FOLDING FINS





28.7'   8.5'   7.6'

FOLDING WINGS



—

Meet Sigma's Robot (sBOT)



The world's first Omnidirectional ground robot that will plug and play new payloads with a fresh set of batteries.



We believe sBOT has a broad range of potential applications including towing the aircraft, flight testing and recharging batteries.

—

Advanced air traffic management

A System and Method for Cooperative Operation of UAVs
Proprietary Approach to Vehicle-2-Vehicle-2-Infrastructure Traffic Management

ASX has a patent pending on all new traffic management system. When many of these aircraft take to the sky, a comprehensive nation-wide management scheme will be needed. Much can be learned from the work on connected and automated terrestrial vehicles. The standards, practices, and equipment from automotive could be applied to define the travelways and facilitate the safe and efficient management of this new use of the airspace."

Pitch text



Opportunity to team with NASA to deploy and test

- Broadcast 3D travel ways
- "Rules of the Road"
- Broadcast no fly zone and flight rules

Traction

ASX launch timeline







Customers

Defense | Emergency
Cargo | Passenger

Our commercialization strategy begins with Defense, followed by Emergency Response, Cargo and Passenger Mobility.

Give the proof-of-concept stage of our aircraft system, we have obtained a letter of interest (LOI) and Memorandums of Understanding (MOU) from a logistics and tourism company.

US Dept. of Navy



Notably, we have an LOI from the Dept. of Navy Future Air Mobility Command. Their initial feedback was the Sigma-6 "is the most innovative air mobility platform that have seen." The flexibility of our aircraft system allows them to perform a variety of missions.

ICAT Logistics

ASX signed an MOU to lease 25 aircraft to move custom critical logistics from their warehouses to local customers. ICAT Logistics Detroit is a worldwide logistics company specializing in complex, challenging shipments. Through our in-house team, nationwide network, and global partners, we have the reach and flexibility to create customized solutions for your shipping challenges. Best of all, we can handle every aspect of your shipment from pickup and packaging through documentation and delivery.

My Flight Tours

ASX has signed an MOU to Lease 25 Sigma-6 eVTOL aircraft in support of clean, quiet and connected tourism. Founded in 2019, My Flight Tours operates in 7 of the most popular tourist destinations in Michigan and beyond. With the most locations across the state, My Flight Tours is the largest tour operator in Michigan with a fleet of 12 helicopters.

Mail Management Services

Mail Management Services and ASX have signed an MOU to employ up to 50 aircraft in support of United States PostalServices. Services begin in Austin and San Antonio,Texas.

Mail Management Services is committed to de-carbonization and improving performance for our customers. Traffic congestion is an inefficient use of time, fuel and money for MMS, and we believe elevating our traffic above the roadways will shift performance for our customers while reducing carbon emissions. MMS has partnered with Airspace Experience Technologies (www.iFlyASX.com) to deploy electric Vertical Takeoff and Landing (eVTOL) aircraft to transport USPS payloads from between cities, airports and suburbs – emission free. Pure electric, we can move up to 1,000 lb 150 miles or up to 760 miles with a hybrid propulsion system. MMS will work with local, state and Federal agencies to deploy necessary infrastructure to begin demonstrating capability as early as 2023. Join us in elevating traffic and shifting performance for USPS Nationwide!

Business Model

eVTOL generates 7x more revenue than car ride-sharing

Affordable Mass Transit | 5x Faster Than Driving
Minimal Infrastructure Required

Comparison	Ride Share Car	ASX Sigma-6
Average Trip	25 Miles	25 Miles
Average Speed	25 MPH	125 MPH
Cost	$1.50 / Mile	$3.00 / Seat – Mile
Average Time/Trip	60 Minutes	12 Minutes
Trips Per Day	10	25 Trips (8 hours)
Days Worked	365 / Year	250 days / Year
Gross Revenue	$136,000	$1,000,000

—

Competitive operating cost: Cargo

- Operational efficiency is projected to improve from $0.92/Mi/Hr to $0.61/Mi/Hr with 400 Wh/Kg batteries*
- Class 8 trucks operating cost are estimated to be $0.64/Mi/Hr
- Sigma Six operating cost for cargo forecasted to be competitive with class 8 truck by 2025

** Click here for important information regarding Financial Projections which are not guaranteed.*

—

High run-rate processes designed for mass production

ASX's HQ in Detroit combines the best of automotive together with aerospace. Our electric aircraft design will maximize use of pre-existing and already certified EV technology, as well as the mass production manufacturing, supply chain, and industrial design base of the Motor City.

High run-rate manufacturing processes: sheet molding compound (SMC), automated fiber placement (AFP), and resin transfer molding (RTM).



—

Phase II Production Facility

One Aircraft per Hour


ASX
WING FAB
WING ASSEMBLY
WIRE HARNESS
PROP MOTORS
BATTERY
FINAL ASSEMBLY
FLIGHT TEST OPERATIONS
TERMINAL
FUSELAGE FAB
FUSELAGE ASSEMBLY
POD INTEGRATION
INTERIORS
AVIONICS
FINAL ASSEMBLY
FINAL TEST

Market

Orders for future air mobility have soared in 2021 to 5,800

—

$1 Trillion Total Addressable Market by 2040

$9 Trillion by 2050



Military	$10 Billion
Commercial Cargo	$517 Billion
Airlines	$17 Billion
Shared Mobility	$457 Billion
Annual Tam	$1.0 Trillion
Upside Tam	$9.0 Trillion

Source: Morgan Stanley, May 2021

Competition

ASX well positioned to lead

Numerous patents are in process for key elements including structures, processing, assembly, control algorithms, thermal management and powertrain utilization.

The production intent Sigma Six design incorporates "lessons learned" from over ten years of developing and producing eVTOL aircraft as well as decades of automotive manufacturing experience. It utilizes leading edge aerodynamic principles; state of the art electric motors, batteries, and control systems; proven automotive manufacturing processes; and rapid and robust automotive based assembly protocols. The result is a zero-emissions, economical, and efficient machine for transporting cargo and passengers.

	ASX	ARCHER	JOBY	WISK	LILIUM	VOLOCOPTER
CERTIFICATION	U.S. FAA	U.S. FAA	U.S. FAA	NEW ZEALAND CAA	EUROPE EASA	EUROPE EASA
PASSENGERS/VEHICLE	6 - 7	4	4	2	4	1
AV COST/POUND	<$100/lb	NA	NA	NA	NA	NA
MODULARITY	HIGH	LOW	LOW	LOW	LOW	LOW
PASSENGER EXPERIENCE	EXCELLENT	GOOD	VERY GOOD	GOOD	GOOD	GOOD
PILOTED VS AUTONOMY	PILOTED	PILOTED	PILOTED	AUTONOMOUS	PILOTED	PILOTED
END MARKET	DoD, Cargo, UAM	URBAN AIR MOBILITY	URBAN AIR MOBILITY	URBAN AIR MOBILITY	REGIONAL FLIGHTS	SHORT DISTANCE AND TOURISM
MASS MANUFACTURING DESIGN COMPLEXITY	EASY	COMPLEX	COMPLEX	EASY	COMPLEX	EASY
KEY PARTNERSHIPS	SPIRIT Aero Structures	UNITED, STELLANTIS	TOYOTA	BOEING	NONE	DAIMLER
CONTRACTED ORDER BOOK	iCAT/MyFlight	UNITED	NONE	NONE	NONE	NONE
BATTERY ENERGY ADVANCEMENT NEEDED	NO	NO	NO	NO	YES	YES
SPEED/DISTANCE	HIGH	HIGH	HIGH	MEDIUM	LOW	LOW

Vision And Strategy

The vision:
Air Mobility as a Service

- 100 aircraft in service in 2025 generating revenue
- 12,500 aircraft in service by 2032

12,500
Aircraft in service in 2032

X

$1 million
annual gross revenue per vehicle*

=

$12.5 billion
annual revenue



*_Click here for important information regarding Financial Projections_ which are not guaranteed.

—

Commercialization Strategy – Sequencing



1. DEFENSE
2. CARGO
3. EMS
4. PASSENGER

—

Roadmap to National Scale



2022:
FLY BLOCK ZERO
(proof of concept)

- Detroit Reveal
- Defense/Cargo Market Development
- Partners Annoucements



2023:
FLY BLOCK ONE
(production intent)

- National Reveal
- Customer Demonstrations
- UAS & Piloted Testing
- Establish Certification Basis/Plan



2024:
PHASE I MANUFACTURING

- Contract Manufacturing
- Produce up to 250 aircraft per year
- Begin Certifcation Flight Testing
- Passenger Market Development



2027:
PHASE II FULL OPERATIONS

- Complete 275,000 sq ft plant
- Autonomous Testing
- Add production capacity 2,500 aircraft per year.

Impact

**Environment,
community,
& education**



Detroit democratized transportation by making cars affordable. Today, those cars are stuck in gridlock traffic in urban centers around the world.

Traffic is not only taking over our lives, but it threatens our environment. Vehicles burning fuel while sitting in traffic are a leading source of carbon emissions. Every year, roughly 1.9 billion gallons of fuel are burned sitting in traffic — emitting nearly 40 billion pounds of carbon into the National Airspace.

Climate change threatens our humanity, and transitioning to a sustainable future is our number priority. Detroit put the world on wheels, and we believe we can put the world on wings and elevate traffic, with clean, quiet and connected air transportation, for everyone.



Making an impact in our community and people around the world is at the heart of what we do. Based at Detroit's Coleman A. Young International Airport, one of the most underserved communities in the country, our Vision is to invest $1 billion build our factory to produce our and certify our aircraft. We aim to create as many as 50,000 new jobs and accelerate economic and workforce development.



Over the years, we have partnered with the Friends of City Airport, a non-profit 501c3 to introduce children to aviation. The founder personally donates his time and money to introducing aviation to these young people. These kids represent our future workforce, and we're looking forward to partnering with local, state and federal agencies to deliver workforce development programs.
As a small company with limited resources, we look forward to doing more.

In addition to elementary, middle and high school students, we host students from local Colleges and Universities as well. We have provided mentorship, spare parts and materials to attract students to join our team. We look forward to doing more..



Growing our team with qualified talent that is diverse is a basic requirement for us. Diversity, equity and inclusion is core to our companies values and principles. The founder aims to create new wealth for the community, and share the values, principles and ethics required to be socially and environmentally responsible. Over the years, we've aimed and celebrity diversity, and we can and will make a difference.



Funding

$4.1M raised to date

- **Bootstrapped $100K**
- Friends and Family Investors $965K
- Series Seed Preferred $761K
- Convertible Notes $2.4M
- Michigan Economic Development Corporation / Office of Future Mobility: $50K testing Grant. (More coming)

Founders

Our leadership

Distinguished team with highly accomplished backgrounds in aerospace, automotive, transportation, technology and defense sectors.







JON RIMANELLI
Founder and CEO
TIM PAOLINI
Chief Commercial Officer
GREGG PETERSON
Chief Engineer
DETROIT AIRCRAFT CORP
LOCKHEED MARTIN
GM

















Summary

EMISSION FREE AIR MOBILITY
ASX

Why ASX?

I[illegible]er 24 months, the ASX team invested less than $3 million to produce a functional eVTOL aircraft, an autonomous, omnidirectional ground robot, 2 prototype Pods, and filed for multiple patents. Not only is it a technical achievement, but it's a t[illegible]ent to our resolve to innovate solutions to real problems while creating shareholder value.

A[illegible] poised to revolutionize urban transport with the Sigma-6 eVTOL. Unlike the competition, our flexible design enables ASX to perform a variety of jobs with a single platform.

O[illegible]ision for the ultimate flying machine has come to life, and we are well positioned to team with the automotive industry to seamlessly transport people and cargo between cities, airports and suburbs like never before.

Our company has navigated supply chain and human resource challenges, and we need your help to complete our proof of concept and plan for production. Your investment today will ensure we can procure batteries to expand our flight testing and g[illegible]our team.

Join us in shaping the future of mobility!

Team

Gregg Peterson	Chief Engineer
Camilo Pardo	Senior Designer
Tim Paolini	Chief Commercial Officer
Collin Gillespie	Systems Integration / Flight Operations
Calvin Riley	Social Media / Marketing
Malissa Roy	PR/Commnications
Leland Kornhaus	High Voltage Architect
Evan Aud	Industrial Designer
Walton Fehr	V2V UTM Architect
Eddy Rimanelli	Marketing
Juli Suarez	Office Manager
Conor Hughes	Flight Controls and Propulsion Systems
Adit Ajikumar	Lead Mechanical & Systems Engineer

Perks

$250	Sigma-6 Stickers
$500	Get a Sigma-6 Sticker Signed by the CEO
$500	A signed Sigma-6 Sticker and T-shirt
$1,000	A signed Sigma-6 Sticker, T-Shirt, Luxury Watch from Brazen Sports and join a quarterly call with the CEO.

FAQ

What is Urban Air Mobility (UAM)?	UAM is a term used to describe planned on-demand ridesharing services that will offer a new dimension in transportation. Much like you can book a car with an app, our goal is to allow people to book an eVTOL aircraft in a similar manner. The main goal here though is that rather than sitting in traffic to get across town, you'll be able to fly above traffic and arrive at your destination faster.
How loud will eVTOLs be?	Our eVTOL is quiet while producing zero carbon emissions. clocking in at approximately 45 dBA while flying overhead at 2,000 ft. This is almost 1,000 times quieter than a helicopter flying overhead at the same elevation. Once an Archer eVTOL aircraft reaches cruising altitude, a person on the ground will likely be unable to differentiate the noise overhead from the rumble of the surface streets around them. We're able to make this happen by equipping our aircraft with 12 small rotors that spin slower than a helicopters' blades, thus generating significantly less noise. - ARCHER
Will the FAA actually certify eVTOL aircrafts to fly?	FAA certification of eVTOL aircraft is a necessary step in making Urban Air Mobility a reality in the U.S. The FAA's approval of our G-1 Certification Basis in September set forth the specific Airworthiness Standards and Environmental Standards required for us to achieve FAA Type Certification. This is a significant step enabling ASX to move further down the runway towards its goal of making this UAM a reality.
How safe are eVTOL's?	1. Safety is a priority in commercializing UAM as an alternative to other current modes of urban transportation. We are constantly working towards a better understanding of every aspect of the aircraft we are developing and actively considering not only what has happened, but what could happen; the hard-learned lessons from conventional airplanes and helicopters may not be enough to ensure safety moving forward. 2. We're working to ensure our eVTOL aircraft is one of the safest options for travel. Like airliners, our eVTOL aircraft is designed to safely complete a flight even if any engine shuts down at any point of the flight - including hovering. Unlike helicopters, which have multiple single points of failure, our eVTOL aircraft can continue to fly safely after any single part of its propulsion system stops working.
What is an eVTOL?	eVTOL stands for electric vertical takeoff and landing. eVTOL aircraft take off vertically like a helicopter, fly forward like an airplane, and will be entirely powered by electricity. And because they take off vertically, there is no runway required. Our aircraft can land on a traditional helicopter landing pad or retrofitted landing site (ex. the top of a parking garage), allowing them to seamlessly fit into the fabric of cities without any major disruption.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation within that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

 **Republic**

Company
Name   Airspace Experience Technologies (ASX)

Logo

Headline Next-gen urban transport | Electric Vertical-Takeoff and Landing Aircraft

Slides





Tags   B2B, Aviation, Diversity & Inclusion, Combat Carbon, Electric Vehicles

Summary

- ASX Sigma-Six: World's first advanced air utility vehicle
- Modular design: Swappable payload | Reduced downtime | Uses helipads

- Collapses for easy shipment & storage
- Air Mobility as a Service, with 100 revenue-generating aircraft by 2025
- Established 2017, based at Detroit International Airport

Problem



**Traffic is taking
over our lives**

**US drivers waste $300B/year in fuel
and productivity sitting in gridlock traffic
while polluting our environment**



$1400

Productivity in dollars lost
per driver year due to traffic



1.9 Billion

Gallons of fuel wasted per year
due to traffic (equal to $7.6
Billion at today's fuel cost)



97 Hours

Avg. time urban commuters
sit in traffic per year



Solution

ASX is poised to revolutionize urban transport

... by elevating cargo & commuters to the sky.

—
**e-VTOL:
Electric Vertical-Takeoff and Landing Aircraft**
—



Quiet - Connected - Cost Effective

ASX's approach of modular air mobility aims to provide an **efficient** and **sustainable** solution.

ASX designs and manufactures Electric Vertical Takeoff and Landing (eVTOL) aircraft systems to connect cities, airports and suburbs that are clean, quiet and connected.

- Established 2017 (Detroit Aircraft Corporation Spin Out)
- Based at Detroit's Coleman A. Young International Airport



Product

**The world's first
advanced air utility vehicle**



Unrivaled modular design

- Proprietary swappable payload
- Container with fresh battery
- Reduced downtime between flights
- Passengers can safely board/exit far away from the aircraft
- Can easily land on existing helicopter pads



Cargo

Defense   Emergency Response   Passenger





1,200 Horspower	6,680 ft. lb. of Torque	6,000 lb. MTOW
Low Noise (59 db TO, 20 db cruise)	0-150 MPH < 8 sec	250+ MPH Max Speed
Flexible Payload System	Pilot Optional 3.8 Gs Lateral Force	341 cubic ft



Transportability

- Designed to collapse for easy shipment to destination
- Partially fold for shipboard operations to minimize footprint
- Fully collapse for longer-term storage purposes

VEHICLE GROUNDED



35.5'

36.5' 12.9'

FULLY COLLAPSED

TELESCOPIC CHASSIS

FOLDING FINS



FOLDING WINGS



28.7' 8.5' 7.6'



—

Meet Sigma's robot (sBOT)



The world's first omnidirectional ground robot that will
plug-and-play new payloads with a fresh set of batteries.



We believe sBOT has a broad range of potential applications — including towing the aircraft, flight testing and recharging batteries.

—

Advanced air traffic management

A system and method for cooperative operation of UAVs
Proprietary Approach to Vehicle-2-Vehicle-2-Infrastructure Traffic Management

ASX has a patent pending on all new traffic management system. When many of these aircraft take to the sky, a comprehensive nation-wide management scheme will be needed. Much can be learned from the work on connected and automated terrestrial vehicles. The standards, practices, and equipment from automotive could be applied to define the travelways and facilitate the safe and efficient management of this new use of the airspace."

Pitch text



Opportunity to team with NASA for deployment and testing

- Broadcast 3D travel ways
- "Rules of the road"
- Broadcast no-fly zone and flight rules

Traction

ASX launch timeline







Customers

Defense · Emergency
Cargo · Passenger

Our commercialization strategy begins with
Defense, followed by Emergency Response,
Cargo, and Passenger Mobility

Given the proof-of-concept stage of our aircraft system, we have obtained a letter of interest (LOI) and Memorandums of Understanding (MOU) from a logistics and tourism company.

US Dept. of Navy



Notably, we have an LOI from the Dept. of Navy Future Air Mobility Command. Their initial feedback was the Sigma-6 "is the most innovative air mobility platform that have seen." The flexibility of our aircraft system allows them to perform a variety of missions.

ICAT Logistics



ASX signed an MOU to lease 25 aircraft to move custom critical logistics from their warehouses to local customers. ICAT Logistics Detroit is a worldwide logistics company specializing in complex, challenging shipments. Through our in-house team, nationwide network and global partners, we have the reach and flexibility to create customized solutions for your shipping challenges. Best of all, we can handle every aspect of your shipment from pickup and packaging through documentation and delivery.

My Flight Tours



ASX has signed an MOU to lease 25 Sigma-6 eVTOL aircraft in support of clean, quiet and connected tourism. Founded in 2019, My Flight Tours operates in 7 of the most popular tourist destinations in Michigan and beyond. With the most locations across the state, My Flight Tours is the largest tour operator in Michigan, with a fleet of 12 helicopters.

Mail Management Services

Mail Management Services and ASX have signed an MOU to employ up to 50 aircraft in support of United States Postal Services. Services begin in Austin and San Antonio,Texas.

Mail Management Services is committed to de-carbonization and improving performance for our customers. Traffic congestion is an inefficient use of time, fuel and money for MMS, and we believe elevating our traffic above the roadways will shift performance for our customers while reducing carbon emissions. MMS has partnered with Airspace Experience Technologies (www.iFlyASX.com) to deploy electric Vertical Takeoff and Landing (eVTOL) aircraft to transport USPS payloads from between cities, airports and suburbs — emission free. Pure electric, we can move up to 1,000 lbs across 150 miles, or up to 760 miles with a hybrid propulsion system. MMS will work with local, state and Federal agencies to deploy necessary infrastructure to begin demonstrating capability as early as 2023. Join us in elevating traffic and shifting performance for USPS Nationwide!

Business Model

eVTOL generates 7x more revenue than car ridesharing

Affordable mass transit | 5x faster than driving
Minimal infrastructure required

Comparison	Ride Share Car	ASX Sigma-6
Average Trip	25 Miles	25 Miles
Average Speed	25 MPH	125 MPH
Cost	$1.50 / Mile	$3.00 / Seat – Mile
Average Time/Trip	60 Minutes	12 Minutes
Trips Per Day	10	25 Trips (8 hours)
Days Worked	365 / Year	250 days / Year
Gross Revenue	$136,000	$1,000,000

—

Competitive operating cost:
Cargo

- Operational efficiency is projected to improve from $0.92/mi/hr to $0.61/mi/hr with 400 wh/kg batteries*
- Class 8 trucks operating cost are estimated to be $0.64/mi/hr
- Sigma Six operating cost for cargo forecasted to be competitive with Class 8 truck by 2025

* Click here for important information regarding Financial Projections which are not guaranteed.

—

High run-rate processes
designed for mass production

ASX's HQ in Detroit combines the best of automotive together with aerospace. Our electric aircraft design will maximize use of pre-existing and already certified EV technology, as well as the mass production manufacturing, supply chain, and industrial design base of the Motor City.

High run-rate manufacturing processes: sheet molding compound (SMC), automated fiber placement (AFP), and resin transfer molding (RTM).



—

Phase II production facility

One aircraft per hour


ASX
WING FAB
WING ASSEMBLY
WIRE HARNESS
PROP MOTORS
BATTERY
FINAL ASSEMBLY
FLIGHT TEST OPERATIONS
TERMINAL
FUSELAGE FAB
FUSELAGE ASSEMBLY
POD INTEGRATION
INTERIORS
AVIONICS
FINAL ASSEMBLY
FINAL TEST

Market

Orders for future air mobility have soared in 2021 to 5,800

—

$1T Total Addressable Market by 2040

$9T by 2050



Military	$10 Billion
Commercial Cargo	$517 Billion
Airlines	$17 Billion
Shared Mobility	$457 Billion
Annual Tam	$1.0 Trillion
Upside Tam	$9.0 Trillion

Source: Morgan Stanley, May 2021

Competition

ASX well-positioned to lead

Numerous patents are in process for key elements including structures, processing, assembly, control algorithms, thermal management and powertrain utilization.

The production intent Sigma Six design incorporates "lessons learned" from over ten years of developing and producing eVTOL aircraft as well as decades of automotive manufacturing experience. It utilizes leading edge aerodynamic principles; state of the art electric motors, batteries, and control systems; proven automotive manufacturing processes; and rapid and robust automotive based assembly protocols. The result is a zero-emissions, economical, and efficient machine for transporting cargo and passengers.

	ASX	ARCHER	JOBY	WISK	LILIUM	VOLOCOPTER
CERTIFICATION	U.S. FAA	U.S. FAA	U.S. FAA	NEW ZEALAND CAA	EUROPE EASA	EUROPE EASA
PASSENGERS/VEHICLE	6 - 7	4	4	2	4	1
AV COST/POUND	<$100/lb	NA	NA	NA	NA	NA
MODULARITY	HIGH	LOW	LOW	LOW	LOW	LOW
PASSENGER EXPERIENCE	EXCELLENT	GOOD	VERY GOOD	GOOD	GOOD	GOOD
PILOTED VS AUTONOMY	PILOTED	PILOTED	PILOTED	AUTONOMOUS	PILOTED	PILOTED
END MARKET	DoD, Cargo, UAM	URBAN AIR MOBILITY	URBAN AIR MOBILITY	URBAN AIR MOBILITY	REGIONAL FLIGHTS	SHORT DISTANCE AND TOURISM
MASS MANUFACTURING DESIGN COMPLEXITY	EASY	COMPLEX	COMPLEX	EASY	COMPLEX	EASY
KEY PARTNERSHIPS	SPIRIT Aero Structures	UNITED, STELLANTIS	TOYOTA	BOEING	NONE	DAIMLER
CONTRACTED ORDER BOOK	iCAT/MyFlight	UNITED	NONE	NONE	NONE	NONE
BATTERY ENERGY ADVANCEMENT NEEDED	NO	NO	NO	NO	YES	YES
SPEED/DISTANCE	HIGH	HIGH	HIGH	MEDIUM	LOW	LOW

Vision And Strategy

The vision:
Air Mobility as a Service

- 100 aircraft in service in 2025 generating revenue
- 12,500 aircraft in service by 2032

12,500 X **$1 million** = **$12.5 billion**

Aircraft in service in 2032   annual gross revenue per vehicle*   annual revenue



* [Click here for important information regarding Financial Projections](#) which are not guaranteed.

—

Commercialization Strategy – Sequencing



1. DEFENSE   2. CARGO

3. EMS   4. PASSENGER

—

Roadmap to National Scale



2022:
FLY BLOCK ZERO
(proof of concept)

- Detroit Reveal
- Defense/Cargo Market Development
- Partners Annoucements



2023:
FLY BLOCK ONE
(production intent)

- National Reveal
- Customer Demonstrations
- UAS & Piloted Testing
- Establish Certification Basis/Plan



2024:
PHASE I MANUFACTURING

- Contract Manufacturing
- Produce up to 250 aircraft per year
- Begin Certifcation Flight Testing
- Passenger Market Development



2027:
PHASE II FULL OPERATIONS

- Complete 275,000 sq ft plant
- Autonomous Testing
- Add production capacity 2,500 aircraft per year.

Impact

Environment,
community,
& education



Detroit democratized transportation by making cars affordable. Today, those cars are stuck in gridlock traffic in urban centers around the world.

Traffic is not only taking over our lives, but it threatens our environment. Vehicles burning fuel while sitting in traffic are a leading source of carbon emissions. Every year, roughly 1.9 billion gallons of fuel are burned sitting in traffic — emitting nearly 40 billion pounds of carbon into the National Airspace.

Climate change threatens our humanity, and transitioning to a sustainable future is our number priority. Detroit put the world on wheels, and we believe we can put the world on wings and elevate traffic, with clean, quiet and connected air transportation, for everyone.



Making an impact in our community and people around the world is at the heart of what we do. Based at Detroit's Coleman A. Young International Airport, one of the most underserved communities in the country, our Vision is to invest $1 billion build our factory to produce our and certify our aircraft. We aim to create as many as 50,000 new jobs and accelerate economic and workforce development.



Over the years, we have partnered with the Friends of City Airport, a non-profit 501c3 to introduce children to aviation. The founder personally donates his time and money to introducing aviation to these young people. These kids represent our future workforce, and we're looking forward to partnering with local, state and federal agencies to deliver workforce development programs.
As a small company with limited resources, we look forward to doing more.

In addition to elementary, middle and high school students, we host students from local Colleges and Universities as well. We have provided mentorship, spare parts and materials to attract students to join our team. We look forward to doing more..



Growing our team with qualified talent that is diverse is a basic requirement for us. Diversity, equity and inclusion is core to our companies values and principles. The founder aims to create new wealth for the community, and share the values, principles and ethics required to be socially and environmentally responsible. Over the years, we've aimed and celebrity diversity, and we can and will make a difference.



Funding

$4.1M raised to date

- **Bootstrapped $100K**
- Friends and Family Investors $965K
- Series Seed Preferred $761K
- Convertible Notes $2.4M
- Michigan Economic Development Corporation / Office of Future Mobility: $50K testing Grant. (More coming)

Founders

Our leadership

Distinguished team with highly accomplished backgrounds in aerospace, automotive, transportation, technology and defense sectors.







JON RIMANELLI
Founder and CEO
TIM PAOLINI
Chief Commercial Officer
GREGG PETERSON
Chief Engineer
DETROIT AIRCRAFT CORP
LOCKHEED MARTIN
LOTUS
GM



















Summary

EMISSION FREE AIR MOBILITY
ASX

Why ASX?

[illegible]er 24 months, the ASX team invested less than $3 million to produce a functional eVTOL aircraft, an autonomous, omnidirectional ground robot, 2 prototype Pods, and filed for multiple patents. Not only is it a technical achievement, but it's a testament to our resolve to innovate solutions to real problems while creating shareholder value.

ASX is poised to revolutionize urban transport with the Sigma-6 eVTOL. Unlike the competition, our flexible design enables ASX to perform a variety of jobs with a single platform.

Our vision for the ultimate flying machine has come to life, and we are well positioned to team with the automotive industry to seamlessly transport people and cargo between cities, airports and suburbs like never before.

Our company has navigated supply chain and human resource challenges, and we need your help to complete our proof of concept and plan for production. Your investment today will ensure we can procure batteries to expand our flight testing and grow our team.

Join us in shaping the future of mobility!

Team

Gregg Peterson	Chief Engineer
Camilo Pardo	Senior Designer
Tim Paolini	Chief Commercial Officer
Collin Gillespie	Systems Integration / Flight Operations
Calvin Riley	Social Media / Marketing
Melissa Roy	PR/Commnications
Leland Kornmaus	High Voltage Architect
Evan Aud	Industrial Designer
Walton Fehr	V2V UTM Architect
Eddy Rimanelli	Marketing
Juli Suarez	Office Manager
Conor Hughes	Flight Controls and Propulsion Systems
Adit Ajikumar	Lead Mechanical & Systems Engineer

Perks

$250	Sigma-6 Poster
$500	Sigma-6 Poster iFlyASX T-Shirt
$1,000	Sigma-6 Poster iFlyASX Polo Hat
$2,500	Brazen Sports CenterFire 3-Hand W Sigma-6 Engraved Team Case-Back Watch ($550 Value)
$5,000	Brazen Sports DUEL Chronograph Timepiece W Sigma-6 Engraved Team Case-Back ($750 value) Sigma-6 Poster iFlyASX T-Shirt Hat
$10,000	Spend time with the CEO Helicopter Tour of the City Behind the scenes visit Sigma-6 Poster iFlyASX Shirt Hat Brazen Sports CenterFire 3-Hand W Sigma-6 Engraved Team Case-Back Watch ($550 Value)
$25,000	Spend a day with the CEO Overnight Stay at the DAC Detroit Athletic Club (Excludes Airfare) Helicopter Tour of the City Dinner/Cocktails/Cigars (DAC) Flight Testing Invitation iFlyASX T-Shirt Hat Brazen Sports CenterFire 3-Hand W Sigma-6 Engraved Team Case-Back Watch ($550 Value)
$50,000	Weekend Stay at the DAC Detroit Athletic Club (Excludes Airfare) Golf Outing with the CEO, Lochmoor Country Club Helicopter Tour of the City Dinner/Cocktails/Cigars (DAC)

FAQ

What is Urban Air Mobility (UAM)?	UAM is a term used to describe planned on-demand ridesharing services that will offer a new dimension in transportation. Much like you can book a car with an app, our goal is to allow people to book an eVTOL aircraft in a similar manner. The main goal here though is that rather than sitting in traffic to get across town, you'll be able to fly above traffic and arrive at your destination faster.
How loud will eVTOLs be?	Our eVTOL is quiet while producing zero carbon emissions. clocking in at approximately 45 dBA while flying overhead at 2,000 ft. This is almost 1,000 times quieter than a helicopter flying overhead at the same elevation. Once an Archer eVTOL aircraft reaches cruising altitude, a person on the ground will likely be unable to differentiate the noise overhead from the rumble of the surface streets around them. We're able to make this happen by equipping our aircraft with 12 small rotors that spin slower than a helicopters' blades, thus generating significantly less noise. - ARCHER
Will the FAA actually certify eVTOL aircrafts to fly?	FAA certification of eVTOL aircraft is a necessary step in making Urban Air Mobility a reality in the U.S. The FAA's approval of our G-1 Certification Basis in September set forth the specific Airworthiness Standards and Environmental Standards required for us to achieve FAA Type Certification. This is a significant step enabling ASX to move further down the runway towards its goal of making this UAM a reality.
How safe are eVTOL's?	1. Safety is a priority in commercializing UAM as an alternative to other current modes of urban transportation. We are constantly working towards a better understanding of every aspect of the aircraft we are developing and actively considering not only what has happened, but what could happen; the hard-learned lessons from conventional airplanes and helicopters may not be enough to ensure safety moving forward. 2. We're working to ensure our eVTOL aircraft is one of the safest options for travel. Like airliners, our eVTOL aircraft is designed to safely complete a flight even if any engine shuts down at any point of the flight - including hovering. Unlike helicopters, which have multiple single points of failure, our eVTOL aircraft can continue to fly safely after any single part of its propulsion system stops working.
What is an eVTOL?	eVTOL stands for electric vertical takeoff and landing. eVTOL aircraft take off vertically like a helicopter, fly forward like an airplane, and will be entirely powered by electricity. And because they take off vertically, there is no runway required. Our aircraft can land on a traditional helicopter landing pad or retrofitted landing site (ex. the top of a parking garage), allowing them to seamlessly fit into the fabric of cities without any major disruption.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation within that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.





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